UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)

Advance Display Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

007422306 5
(CUSIP Number)

Lawrence F. DeGeorge
140 Intracoastal Pointe Drive
Jupiter, Florida 33477
(561) 746-1001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007422306 5	Schedule 13D	Page 2 of 7

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lawrence F. DeGeorge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,948,756
	8	SHARED VOTING POWER 80,130,431
	9	SOLE DISPOSITIVE POWER 141,948,756
	10	SHARED DISPOSITIVE POWER 80,130,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,079,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 007422306 5	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DeGeorge Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,130,431
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,130,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,130,431
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 007422306 5	Schedule 13D	Page 4 of 7

Item 1. Security and Issuer.

This Amendment No. 20 to Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Advance Display Technologies, Inc. (the “Issuer”), whose principal place of business is located at 42230 Zevo Drive, Temecula, California 92590.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.
Lawrence F. DeGeorge, an individual, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.  Mr. DeGeorge is the Chief Executive Officer of LPL Group, Inc., LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holdings Ltd.  The principal office of each of these companies is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477, and their principal business is investment management.  Mr. DeGeorge is a citizen of the United States of America.

b.
DeGeorge Holdings Three LLC (“DH3”) is  Delaware limited liability company, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.  DH3 is an affiliate of Mr. DeGeorge.  The principal business of DH3 is investment management.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

As previously disclosed, the Issuer and DH3 entered into a Senior Secured Revolving Credit Agreement, dated November 6, 2008 (the “Agreement”), which was subsequently amended on June 15, 2009 (the “Amendment”).  The Agreement was ratified and approved by the Issuer’s shareholders on November 5, 2008.  Under the amended Agreement, DH3 agreed to make available to the Issuer $15,000,000 in revolving credit with a maturity date of December 31, 2010; provided, however, that all amounts owed would become immediately due and owing upon an Event of Default, including but not limited to the insolvency of the Issuer.  The Issuer’s obligations under the Agreement, as amended, are secured by substantially all of the Issuer’s tangible and intangible assets (the “Collateral”). In addition, pursuant to the Agreement, the Issuer executed a promissory note (the “Note”) in favor of DH3, which is convertible upon its terms and the terms of the Agreement into shares of Series D Preferred Stock at a rate of $0.084 per common share equivalent.

In May 2010, the Issuer determined that, in addition to the impending risk that it would not meet the Sales Condition by July 1, 2010, its continuing solvency was dependent on the extension of additional credit under the Agreement, which extension DH3 was not obligated to make.  In light of the increasing risk that DH3 would declare an Event of Default under the Agreement, on May 17, 2010, the Issuer and DH3 jointly engaged an independent appraisal firm to determine the fair market value of the Issuer’s collateral under the Agreement (the “Appraisal”).

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On June 23, 2010, the Appraisal was delivered, estimating the Issuer’s total value at approximately $7.6 million, substantially less than the approximately $14.2 million borrowed to date under the Agreement.

On June 28, 2010, DH3 notified the Issuer of its intent to exercise its foreclosure rights under the Agreement on the grounds that there was an Event of Default under the Agreement because the Issuer was insolvent.  Also on June 28, 2010, the Issuer and DH3 executed an Agreement to Accept Collateral in Partial Satisfaction of Obligations (the “Foreclosure Agreement”), by which the Issuer consented to a strict foreclosure by DH3 on the Collateral in accordance with the provisions of Section 4-9-602(a) of the Colorado Uniform Commercial Code and other applicable law (the “Foreclosure”).  Pursuant to the Foreclosure Agreement, the Issuer transferred the Collateral to ADTI Media, LLC, a Delaware limited liability company and wholly-owned subsidiary of DH3 (“ADTI Media”).  Upon this transfer, the Issuer’s obligations to DH3 under the Agreement were discharged in the amount of $8.8 million, and the total amount outstanding under the Agreement was decreased to $6,662,869, which is convertible under the Agreement.

The foregoing is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the actual text of the documents.  The Agreement and the Amendment were attached as exhibits to the Issuer’s Forms 8-K filed November 13, 2008, and June 19, 2009, respectively.  The Foreclosure Agreement was attached as an exhibit to the Issuer’s Form 8-K filed July 2, 2010.

Item 5. Interest in Securities of the Issuer.

a.
As of the date of the filing of this Schedule 13D, Mr. DeGeorge is deemed to beneficially own 222,079,187 shares of Common Stock of the Issuer.  Mr. DeGeorge’s beneficial ownership represents 90% of the issued and outstanding Common Stock of the Issuer, assuming (i) conversion by DH3 of the Note into shares of Series D Preferred Stock and subsequent conversion of the resulting Series D Preferred Stock into shares of Common Stock, (ii) conversion by DH3 of Warrants convertible into shares of Series D Preferred Stock, which are in turn convertible on a one-to-one basis into shares of Common Stock, and (iii) conversion by Mr. DeGeorge of his own shares of Series D Preferred Stock into shares of Common Stock.

b.
Assuming full conversion as discussed above, Mr. DeGeorge would have the sole power to vote and has sole dispositive rights with regard to 141,948,756 shares of Common Stock, and shared power to vote and shared dispositive rights with regard to 80,130,431 shares of Common Stock held by DH3, for total voting and dispositive power of 222,079,187 shares of Common Stock.

c.	See Item 4.

d.	Not applicable.

e.	Not applicable.

Except as described in Item 4, none of the Reporting Persons have effected any additional transactions with respect to the Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7. Material to Be Filed as Exhibits.

See the Index of Exhibits.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2010

LAWRENCE F. DEGEORGE

By:	/s/ Lawrence F. DeGeorge
Name: Lawrence F. DeGeorge

DEGEORGE HOLDINGS THREE LLC

By:	/s/ Lawrence F. DeGeorge
Name: Lawrence F. DeGeorge
Title: Manager

Index of Exhibits.

10.1
Event of Default and Company Consent Letter from DeGeorge Holdings Three, LLC dated June 28, 2010 (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed July 2, 2010 and incorporated herein by reference).

10.2
Agreement to Accept Collateral in Partial Satisfaction of Obligations (“Strict Foreclosure”) between the Issuer, DeGeorge Holdings Three, LLC, and ADTI Media, LLC dated June 28, 2010 (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed July 2, 2010 and incorporated herein by reference).

10.3	Agreement and Release between the Issuer and DeGeorge Holdings Three, LLC dated June 28, 2010 (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed July 2, 2010 and incorporated herein by reference).

10.4
Senior Secured Revolving Credit Agreement between the Issuer and DeGeorge Holdings Three, LLC (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed November 13, 2008 and incorporated herein by reference).

10.5
First Amendment to the Senior Secured Revolving Credit Agreement between the Issuer and DeGeorge Holdings Three, LLC (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed June 19, 2009 and incorporated herein by reference).